FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED
MARCH 31, 2003

5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8
Phone: 905.361.3660
Fax: 905.361.3626
www.hydrogenics.com

5985 McLaughlin Road Mississauga, Ontario Canada L5R 1B8 Phone: 905.361.3660 Fax: 905.361.3626 www.hydrogenics.com

First Quarter Report to Shareholders

We are very pleased to present Hydrogenics’ first quarter 2003 report to our shareholders. Outstanding financial performance, combined with a strategic corporate acquisition, produced an exciting start to a new fiscal year.

On the financial front, we achieved record revenues for the quarter, totaling US$8.4 million, representing a quadrupling of revenues over last year’s first quarter revenues of US$2.1 million. Even more importantly, our first quarter revenues yielded a 372 per cent increase in gross profits to US$2.8 million. By consistently securing orders with solid gross profits, we continue to accentuate the importance of our long-standing business strategy to target premium power applications such as aerospace, equipment for research and development and military applications, prior to the larger consumer applications of fuel cells in the future. Our continued ability to expand our gross profits as we achieve early commercial traction is critical to our ongoing investment in product and market development.

In addition to our strong financial performance, during the quarter we took bold steps to strengthen our business and define our future. On January 7, 2003, we completed the acquisition of Greenlight Power Technologies, Inc., a fuel cell test equipment competitor based in Vancouver, British Columbia. The acquisition broadened our geographic footprint, expanded our customer list and strengthened our pre-eminent position in fuel cell test products. Importantly, the acquisition signaled the beginning of Hydrogenics’ fuel cell power products business. While fuel cell test equipment is still clearly an integral part of our business strategy, the time was right to develop separate business units within the Company to focus exclusively on fuel cell test equipment and fuel cell power products. By doing so, we can continue to exert focus on our fuel cell test equipment business without impacting our emerging power products business.

Our 2003 Goals

Motivated by the progress we made in certain key areas in 2002, we set goals for 2003 that build on last year’s accomplishments. Naturally, our ultimate goal is to create shareholder value through sustainable growth strategies and responsible business practices. In view of the

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accomplishments that we are reporting this first quarter, we believe that we are delivering on this ultimate goal in a fashion that is distinct amongst our peers in the fuel cell sector. Our collective goals for 2003 are highlighted under the broad headings:

1.	Commercial Sustainability
2.	Strategic Alliances
3.	Commercial Fuel Cell Products
4.	Global Reach

Commercial Sustainability

Hydrogenics’ first goal speaks to our commitment to operate as a viable, profit-generating business. As mentioned previously, we quadrupled first quarter revenues and increased gross profits by 372 per cent for first quarter 2003 as compared with the prior year. Of note, we did this while holding combined SG&A and net R&D year-over-year expense growth to only 77 percent.

We continue to run our company as a business. Simply put, that means we sell products for more than it costs to make them, and we prefer to use the cash generated in this fashion to fund our corporate growth, rather than using our cash reserves. Our ability to achieve gross profits and thereby minimize cash burn, has always been a Hydrogenics hallmark and this quarter’s results underscore this fundamental philosophy.

Strategic Alliances

Our second goal of establishing and capitalizing on strategic alliances is vital to our goal of taking products to market. General Motors continues to be an important partner for Hydrogenics’ early commercialization efforts. Our most recent example of this was the demonstration of our fuel cell auxiliary power unit in a militarized Silverado in January that GM developed as an advanced technology prototype for the United States military.

Our newest strategic partner, John Deere, is a world leader in off-road vehicles and advanced machinery across a broad array of user markets. During the quarter John Deere successfully integrated a Hydrogenics 20 kW HyPM-LP2 power module into a commercial work vehicle and the results have been very impressive in terms of the performance of the fuel cell module and the new capabilities that are enabled by vehicle electrification.

We are continuing to pursue market channels for our fuel cell technology with other market leaders and we look forward to introducing more strategic relationships in upcoming quarters. These relationships will be focussed on accessing funding, technology or market distribution channels as we make progress towards the commercialization of fuel cells.

Commercial Power Products

We continue to increase our product development efforts to meet the needs of emerging markets for fuel cells. We

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strongly believe that the modularity and scalability of our multi-application power module technology is the key to cost-effectively working across a diversity of OEM markets and capitalizing on established distribution channels and customer knowledge. We continue to be excited with the performance characteristics of our power module technology, particularly with advancements in performance, costs/ parts reduction, durability and reliability.

Our main product development initiative in the first quarter of 2003 was the design of a new 10 kW model of our HyPM-LP2 power module. The 10 kW HyPM-LP2 is a direct adaptation of our original 20 kW design. It is very scalable and is therefore particularly well-suited to address markets that include off-road mobility, materials handling, telecom backup power, portable military generators, and vehicular auxiliary power units.

Many of the premier opportunities to showcase the capabilities of our power product portfolio are through demonstration initiatives. Technology demonstrations are without doubt a key step on the path to commercialization whether they attract key partners, give rise to important technical learnings or simply educate the public. Our efforts this year have produced a number of exciting new demonstration opportunities to showcase Hydrogenics’ growing capabilities.

During the quarter we received funding from the Canadian government, through the Canadian Transportation Fuel Cell Alliance, to develop and demonstrate two hydrogen infrastructure products, one based on natural gas reforming and the other on PEM electrolysis. We also announced a three year initiative with the City of Toronto to demonstrate Hydrogenics’ products, beginning this summer at the Canadian National Exhibition. This initiative will showcase a considerable range of our fuel cell power product portfolio, including: our 50 kW HySTAT stationary power system operating in a peak shaving application; the John Deere commercial work vehicle; the urban transit bus currently under development; and, the above-referenced infrastructure projects.

Global Reach

By virtue of the acquisition of Greenlight, we have expanded our global reach by adding new domestic and international test equipment customers. We now have an installed base of over 370 test stations worldwide across approximately 50 customer sites in North America, Asia and Europe. Hydrogenics’ test equipment is now part of virtually every significant fuel cell program in the world. We believe such strong market positioning will continue to bear fruit in the future, as governmental and automotive fuel cell initiatives escalate in the coming months and years.

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Outlook

The strength of our first quarter 2003 financial performance, combined with our initial success in integrating Greenlight, gives us confidence that we are on track to achieve the financial targets we established earlier this year. We continue to anticipate an approximate doubling of full year revenues, to between US$30 and US$32 million.

Financial results — Discussion and Analysis

The following sets out management’s discussion and analysis of our financial position and results of operations for the three months ended March 31, 2003 and 2002. The information is intended to assist our readers in analyzing our financial results, and should be read together with our unaudited consolidated interim financial statements for the three months ended March 31, 2003 and our audited annual consolidated financial statements for the year ended December 31, 2002 and the accompanying notes thereon.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Canadian GAAP differs in some respects from U.S. GAAP and these measurement differences have been disclosed in note 10 to our financial statements.

Certain statements in this quarterly report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; our ability to effectively integrate acquired companies; our ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management’s Discussion and Analysis in our 2002 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect Hydrogenics’ future performance.

Basis of presentation and accounting policies

Our accounting policies are detailed in note 2 of the audited consolidated financial statements for the year

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ended December 31, 2002. The accounting policies used in the unaudited financial statements for period ended March 31, 2003 are unchanged from those noted above, except the Company is now reporting additional segmented information.

Prior to the acquisition of Greenlight Power Technologies, Inc. (Greenlight) in January, 2003, our test business and power products business were both operated out of our Mississauga facility. The acquisition of Greenlight has facilitated the creation of two dedicated business groups — one, located in Burnaby, British Columbia, focused solely on our test business and the other, located in Mississauga, Ontario, focused on developing our emerging power products business.

Test revenues include revenues related to the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

Power products revenues include revenues related to system integration, fuel cell stacks, power modules, auxiliary power modules and engineering services. Engineering services are derived from a contract with General Motors, pursuant to which we provide technician and support services at a General Motors facility.

Changes in accounting standards are included in note 3 of the unaudited consolidated interim financial statements, with key changes highlighted below.

(a)   Guarantees

The Company has adopted the newly issued CICA Accounting Guideline No. 14 (“AcG 14”) relating to disclosure of guarantees. AcG 14 requires disclosure of key information about certain types of guarantee contracts that may require payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003. Adoption of this new standard did not have an impact on the Company’s financial position, results of operation or cash flows for the period ended March 31, 2003.

The Company has adopted the newly issued FASB Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107” (“FIN 45”). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognizes, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The Company has adopted the disclosure of provisions of FIN 45 for the year ended December 31, 2002. Adoption of this new standard did not have an impact on the Company’s financial position, results of operation or cash flows for the period ended March 31, 2003.

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(b)   Asset retirement obligations

The Company has adopted the newly issued FASB SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Adoption of this new standard did not have an impact on the Company’s financial position, results of operation or cash flows for the period ended March 31, 2003.

(c)   Extinguishment of debt

The Company has adopted the newly issued FASB SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. Adoption of this new standard did not have an impact on the Company’s financial position, results of operation or cash flows for the period ended March 31, 2003.

(d)   Exit and disposal activities

The Company has adopted the newly issued FASB SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this new standard did not have an impact on the Company’s financial position, results of operation or cash flows for the period ended March 31, 2003.

Revenues

Revenues were $8.4 million for the three months ended March 31, 2003 compared with $2.1 million for the same period in 2002. The increase in year-over-year revenues is primarily attributable to a significant increase in test equipment revenues from our FCATS product line during the quarter.

Test revenues were $7.0 million for the quarter or approximately 83 percent of the overall revenues. The strong FCATS revenues for the first quarter is primarily attributable to the record level of confirmed orders we had on hand at the end of 2002.

Power products revenues were $1.4 million for the quarter or 17 percent of overall revenues. Included in power products are engineering services revenues of $1.3 million for the first quarter. Because of the early development stage

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of the markets for power products technologies we expect revenues for power products to be volatile.

Based on preliminary information, we expect annual revenues to approximately double in 2003. The acquisition of Greenlight in January, 2003 will contribute to the increase as will expanded marketing and service efforts in Asia and Europe.

Cost of revenues

Cost of revenues was $5.6 million for the three months ended March 31, 2003 compared with $1.6 million for the same period in 2002. Cost of revenues consists primarily of materials, direct labor costs and overhead expenses relating to engineering, design and manufacturing. The costs of providing engineering and testing services for our customers, although heavily oriented towards research and development activities, are included in cost of revenues.

Gross profits

Gross profits were $2.8 million, or 33 percent of revenues, for the three months ended March 31, 2003 compared with $0.6 million, or 28 percent, of revenues for the same period in 2002. The increase in gross profits is primarily attributable to the increase in year-over-year revenues. The increase in gross margins from 28 percent to 33 percent is attributable to the higher mix of test equipment revenues.

For 2003, we expect gross profits, as expressed in absolute dollars, to increase due primarily to an anticipated increase in revenues. Gross margins, as a percent of revenues, may decline somewhat as we expect engineering services gross profits to decline due to both a reduction in contracted revenues as well as a decline in corresponding gross margins.

Selling, general and administrative

Selling, general and administrative expenses (SG&A) were $2.4 million for the three months ended March 31, 2003, compared with $1.2 million for the same period in 2002. The increase in SG&A expenses is primarily attributable to increased wages and salaries relating to our sales, marketing and corporate staff, increased insurance costs, higher legal costs and expanded business activities as we grow our marketing efforts.

We expect SG&A to increase in 2003, due in part to the acquisition of Greenlight in January 2003, as well as our increasing efforts to develop market opportunities for power products. Certain SG&A synergies are expected to be realized as a result of the integration of Greenlight with Hydrogenics. We expect SG&A to grow at a slower rate than the anticipated increase in gross profits as we gain economies of scale and improve our productivity.

Research and development

Research and development (R&D) expenses were $1.5 million for the three months ended March 31, 2003, compared

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with $0.9 million for the same period in 2002. R&D costs consist primarily of materials, labor costs and legal fees for the protection of intellectual property as well as overhead attributable to R&D activity.

Alignment of resources with market and development opportunities remains a critical element in growing Hydrogenics at a sustainable pace. Our R&D efforts remain focused on viable commercial applications, and are funded by (i) positive gross profits; (ii) government grants; (iii) joint development agreements; and, (iv) existing cash reserves, where necessary.

Research and development grants

R&D grants were $0.8 million for the three months ended March 31, 2003, compared with $0.3 million for the same period in 2002. R&D grants, which includes government funding and monies received under joint development agreements, are disclosed as a reduction of R&D expense in the Statement of Operations, and are not included in revenues.

Depreciation of property, plant and equipment

Depreciation expense was $0.5 million for the three months ended March 31, 2003, compared with $0.3 million for the same period in 2002. The majority of the increase is attributable to the acquisition of Greenlight.

Amortization of intangible assets

Amortization of intangible assets was $3.2 million for the three months ended March 31, 2003 compared with $3.7 million for the same period in 2002. The corresponding impact on loss per share related to the amortization intangible assets for the first quarter 2003 was $0.06 per share. Assuming no additional intangible assets are acquired, or impairment of value, the full year amortization for 2003 is expected to be $13.7 million. The corresponding impact on loss per share related to the amortization of intangible assets for the full year is expected to be $0.26 per share based on the weighted number of shares outstanding during the first quarter of 2003.

Intangible assets consist of certain fuel cell stack technology acquired from General Motors on October 16, 2001, rights to certain patents and patent applications acquired in 2002 as well as intangible assets acquired as a result of our acquisition of Greenlight in January 2003. Intangible assets are being amortized on either a 50 percent declining basis or on a straight line basis depending on the estimated useful life of the underlying intangible asset and the estimated economic benefit anticipated from such asset.

Integration costs

Integration costs related to the Greenlight acquisition were $0.5 million for the three months ended March 31, 2003, without a corresponding amount for the same period in 2002. The integration costs reflect incurred and accrued

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non-recurring expenses relating to integrating Greenlight. These costs consist of relocation of employees, involuntary terminations and direct travel and entertainment costs incurred as we align resources and eliminate duplication of expenses.

Interest

Interest income, net of bank charges and interest paid, was $0.2 million for the three months ended March 31, 2003, compared with $0.3 million for the same period in 2002. This decrease is primarily attributable to a reduction in short-term investments over the past year. Investments are held exclusively in short-term government backed notes.

Foreign currency

Foreign currency gains were $2.1 million for the three months ended March 31, 2003 compared with a foreign currency loss of $0.1 million for the same period in 2002. The foreign currency gain results primarily from the holding of Canadian denominated short-term investments as the Canadian dollar strengthened against the U.S. dollar during the first quarter of 2003.

Net loss

Net loss was $2.4 million for the three months ended March 31, 2003 compared with a net loss of $5.0 million for the same period in 2002. The year over year improvement is primarily attributable to increased gross profits of $2.2 million and net foreign exchange gains of $2.1 million, which were partially offset by increased SG&A of $1.2 million; integration costs of $0.5 million; increased net R&D costs of $0.1 million; and a decrease in depreciation and amortization of $0.3 million.

Basic loss per share was $0.05 for the three months ended March 31, 2003 compared with $0.10 for the same period in 2002. Excluding the amortization of intangible assets of $0.06 and $0.08 for the three month periods March 31, 2003 and 2002 respectively, the non-GAAP basic earnings per share would have been approximately $0.02 for March 31, 2003 compared with a basic loss per share of $0.03 for the same period in 2002.

The number of common shares outstanding at March 31, 2003 was 53,219,279. Options granted under our stock option plan and share purchase warrants have not been included in the calculation of loss per share for the three months ended March 31, 2003 as the effect would be anti-dilutive.

As at March 31, 2003, there were 2,525,352 stock options issued and outstanding, of which 1,643,477 were exercisable. As at March 31, 2003 there were 2,470,436 share purchase warrants outstanding, of which 1,049,937 have been released from escrow.

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Liquidity and Capital Resources

At March 31, 2003, we held cash and short-term investments of $54.7 million, compared with $60.1 million in cash and short-term investments at December 31, 2002.

Cash used in operations for the three months ended March 31, 2003 was $3.3 million compared with $1.0 million used for the same period in 2002. The increase in cash used in operations is primarily attributable to investment in non-cash working capital of $2.8 million during the three months ended March 31, 2003.

Capital Expenditures

Capital expenditures were $0.5 million in the three months ended March 31, 2003 compared with $0.5 million for the same period in 2002. Net property, plant and equipment of $2.1 million was acquired through the acquisition of Greenlight. Expenditures for R&D test equipment continue to represent the primary outlays for capital expenditures.

Litigation

In January 2002 Lynntech, Inc. commenced a legal action against Hydrogenics in federal court (Southern District, Texas), alleging patent infringement. We consider the claims in this suit to be unfounded and we are, and plan to continue, vigorously defending this action.

Controls and Procedures

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to the Exchange Act Rule 13a-14. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were adequate and effective in timely alerting them to material information relating to the Company, including its consolidated subsidiaries. There have been no significant changes to the Company’s internal records or in other factors which would significantly effect internal controls subsequent to the date the Company carried out its evaluation.

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Consolidated Balance Sheets

As at March 31, 2003
(thousands of U.S. dollars)

	March 31,	December 31,
	2003	2002
	$	$

	(unaudited)
Assets
Current assets
Cash	24	994
Short-term investments	54,670	59,057
Accounts receivable	8,784	5,664
Grants receivable	1,331	396
Inventories (note 4)	5,081	4,780
Prepaid expenses	351	316

	70,241	71,207
Deposits	104	103
Property, plant and equipment	5,985	3,855
Future tax assets	5,393	—
Intangible assets	25,784	15,512
Goodwill	5,262	—

	112,769	90,677

Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,113	4,105
Unearned revenue	1,885	571
Income taxes payable	133	144

	7,131	4,820
Long term debt	452	425
Future tax liabilities	5,393	—

	12,976	5,245

Shareholders’ Equity (note 8)
Share capital and other equity	131,544	114,748
Deficit	(27,705)	(25,270)
Foreign currency translation adjustment	(4,046)	(4,046)

	99,793	85,432

	112,769	90,677

The accompanying notes form an integral part of these financial statements.

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Consolidated Statements of Operations and Deficit

For the three months ended March 31, 2003 and 2002
(unaudited)
(thousands of U.S. dollars, except share and per share amounts)

	2003	2002
	$	$

Revenues	8,409	2,140
Cost of revenues	5,631	1,551

	2,778	589

Operating expenses
Selling, general and administrative	2,395	1,155
Research and development	1,543	873
Research and development grants	(792)	(254)
Depreciation of property, plant and equipment	523	296
Amortization of intangible assets	3,233	3,719
Integration costs (note 10)	463	—

	7,365	5,789

Loss from operations	(4,587)	(5,200)

Other income (expenses)
Provincial capital tax	(44)	(35)
Interest, net	184	309
Foreign currency gains (losses)	2,050	(77)

	2,190	197

Loss before income taxes	(2,397)	(5,003)
Current income tax expense	38	37

Net loss for the period	(2,435)	(5,040)
Deficit — Beginning of period	(25,270)	(4,659)

Deficit — End of period	(27,705)	(9,699)

Net loss per share
Basic and diluted	(0.05)	(0.10)
Shares used in calculating basic and diluted net loss per share	52,722,005	48,117,874

The accompanying notes form an integral part of these financial statements.

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Consolidated Statements of Cash Flows

For the three months ended March 31, 2003 and 2002
(unaudited)
(thousands of U.S. dollars)

	March 31,	March 31,
	2003	2002
	$	$

Cash provided by (used in)
Operating activities
Net loss for the period	(2,435)	(5,040)
Items not affecting cash
Depreciation of property, plant and equipment	523	296
Amortization of intangible assets	3,233	3,719
Unrealized foreign exchange losses (gains)	(1,936)	77
Imputed interest on loan payable	12	4
Non-cash consulting fees	15	—
Net change in non-cash working capital	(2,805)	(59)

	(3,393)	(1,003)

Investing activities
Decrease in short-term investments	6,292	812
Purchase of property, plant and equipment	(533)	(455)
Acquisition of business	(3,344)	—

	2,415	357

Financing activities
Decrease in loan payable	(26)	—
Common shares issued	20	157

	(6)	157

Decrease in cash during the period	(984)	(489)
Effect of exchange rate changes on cash	14	2
Cash — Beginning of period	994	1,639

Cash — End of period	24	1,152

The accompanying notes form an integral part of these financial statements.

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Notes to Interim Consolidated Financial Statements

For the three-months ended March 31, 2003 and 2002
(Unaudited)
(thousands of U.S. dollars, except for share and per share amounts)

1	Description of business

Hydrogenics Corporation (the “Company”) designs, develops, manufactures and sells proton-exchange membrane (PEM) fuel cell automated test stations and fuel cell power products and provides engineering and other services.

The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2	Unaudited interim financial statements

The unaudited balance sheet at March 31, 2003 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three months ended March 31, 2003 and 2002, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2002, and also include the adoption of new accounting standards described in Note 3. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair statement of results of the interim periods presented. All adjustments reflected in the unaudited interim consolidated financial statements are of a normal recurring nature. Results for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2002, and the summary of significant accounting policies included therein.

3	New accounting standards

(a) Guarantees

The Company has adopted the newly issued CICA Accounting Guideline No. 14 (“AcG 14”) relating to disclosure of guarantees. AcG 14 requires disclosure of key information about certain types of guarantee contracts that may require payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003. The disclosures required by AcG 14 have been provided in note 5.

Under U.S. generally accepted accounting principles (“U.S. GAAP”), the Company has adopted the newly issued FASB Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107” (“FIN 45”). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognizes, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. Adoption of this

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new standard did not have an impact on the Company’s financial position, results of operations or cash flows.

(b) Asset retirement obligations

Effective January 1, 2003, for U.S. GAAP the Company adopted the newly issued FASB SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Adoption of this new standard did not have an impact on the Company’s financial position, results of operations or cash flows.

(c) Extinguishment of debt

Effective January 1, 2003, for U.S. GAAP the Company adopted the newly issued FASB SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. Adoption of this new standard did not have an impact on the Company’s financial position, results of operations or cash flows.

(d) Exit and disposal activities

For U.S. GAAP the Company has adopted the newly issued FASB SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

4	Inventories

	March 31,	December 31,
	2003	2002
	$	$

Raw materials	2,495	2,163
Work-in-progress	2,521	2,156
Finished goods	65	461

	5,081	4,780

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5	Guarantees

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Information regarding the changes in the Company’s aggregate product warranty liabilities is as follows for the three months ended March 31, 2003:

Balance, December 31, 2002	$373
Warranty provision assumed on business acquisition	85
Accruals for warranties issued during the period	140
Accruals related to pre-existing warranties (including changes in estimates)	—
Settlements made during the period	(105)

Balance, March 31, 2003	$493

6	Employee stock based compensation

For the three months ended March 31, 2003 and March 31, 2002, no stock options were granted under the terms of the Company’s employee stock option plan.

Had the Company determined compensation cost based on the fair value methodology as presented in CICA 3870 “Stock Based Compensation and Other Stock Based Payments,” the expense for the three-months ended March 31, 2003 would have been $87 ($0.00 per share). Pro-forma loss for the three months ended March 31, 2003 would have been $2,522 (($0.05) per share).

For the purpose of these disclosures stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50% to 4.86%, expected life of 4 years, expected volatility of 77%, and no dividends.

HYDROGENICS CORPORATION

7	Segmented financial information

Commencing with the business acquisition described in note 11, the Company’s management organizes and analyses the Company based on two reportable segments: Test and Power products.

Test includes the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

Power products include the design, development, manufacture and sale of fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from a customer contract where the Company provides technician and support services at the customer’s facility.

Other activities include providing corporate services such as treasury functions, corporate accounting, insurance and administration.

HYDROGENICS CORPORATION

Prior year comparative information for these reportable segments is not available and is impracticable for the Company to provide. Financial information by reportable segment for the three months ended March 31, 2003 is as follows:

		Power
	Test	products	Other	Total
	$	$	$	$

Revenue from external customers	7,042	1,367	—	8,409
Amortization of intangible assets	1,341	1,892	—	3,233
Depreciation of property, plant and equipment	204	319	—	523
Interest — net of interest expense	—	—	184	184
Income tax expense	—	—	38	38
Segment profit (loss)(i)	191	(2,353)	(273)	(2,435)
Segment assets:
Intangible assets and goodwill	17,800	13,246	—	31,046
Other assets(ii)	—	—	81,723	81,723

	17,800	13,246	81,723	112,769
Purchase of intangible assets during the period	13,505	—	—	13,505
Purchase of goodwill during the period	5,262	—	—	5,262

(i)	Segment profit (loss) includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment and amortization of intangible assets.

(ii)	The Company currently does not allocate assets among its reportable segments, with the exception of intangible assets and goodwill.

Substantially all the Company’s long-lived assets are located in Canada. The Company’s goodwill relates to Canadian operations.

HYDROGENICS CORPORATION

Revenues and cost of revenues derived from products and services are as follows:

	Three months ended

	March 31,	March 31,
	2003	2002
	$	$

Revenues
Products	6,740	1,044
Services	1,669	1,096

	8,409	2,140

Cost of Revenues
Products	4,248	716
Services	1,383	835

	5,631	1,551

The allocation of revenue determined by location of customers is as follows:

	Three months ended

	March 31,	March 31,
	2003	2002
	$	$

United States	4,411	1,923
Japan	2,287	25
Germany	893	—
Rest of World	635	192

	8,409	2,140

HYDROGENICS CORPORATION

8	Shareholders’ equity

Changes in shareholders’ equity for the three months ended March 31, 2003 are as follows:

	Common Shares			Expensed		Foreign	Total
				stock		Currency	Shareholders’
		Amount	Warrants	options	Deficit	Adjustment	Equity
	Number	$	$	$	$	$	$

Balance at December 31, 2002	48,796,121	109,997	4,722	29	(25,270)	(4,046)	85,432
Issuance of common shares on business acquisition	4,164,093	16,761	—	—	—	—	16,761
Issuance of common shares on exercise of options	89,140	20	—	—	—	—	20
Non employee stock options expensed	—	—	—	15	—	—	15
Net loss	—	—	—	—	(2,435)	—	(2,435)

Balance at March 31, 2003	53,049,354	126,778	4,722	44	(27,705)	(4,046)	99,793

9	Net loss per share

Net loss per share is calculated using the weighted average number of common shares outstanding for the period of 52,722,005 (2002 — 48,117,874) shares No effect has been given to the exercise of options and conversion of warrants in calculating the diluted loss per share for the three months ended March 31, 2003 and 2002 as the effect would be anti-dilutive.

10	Integration costs

Integration costs relate to reorganization and alignment activities associated with the acquisition of businesses. Costs accrued as of March 31, 2003 amount to $204 and are expected to be paid by December 31, 2003.

HYDROGENICS CORPORATION

Integrations costs incurred and charged to operations during the three months ended March 31, 2003 include the following:

Relocation and retention charges	$260
Termination benefits	74
Consulting and information systems	66
Travel and accommodation	54
Other	9

$463

11	Acquisition of business

On January 7, 2003, the Company acquired all of the issued and outstanding common shares of Greenlight Power Technologies (“Greenlight”). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $29,472 CAD (US $19,043) exclusive of expenses of $1,063 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,761 at the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

Current assets	$2,970
Property, plant and equipment	2,120
Future tax assets	5,393
Intangible assets	13,505
Goodwill	5,262
Accounts payable and accrued liabilities	(3,549)
Long term debt	(202)
Future tax liabilities	(5,393)

$20,106

This allocation is preliminary and will be finalized upon receipt of a completed report by an independent valuator. This acquisition was accounted for by the purchase method and the Company has consolidated the operations of Greenlight from the date of acquisition.

HYDROGENICS CORPORATION

Intangible assets acquired pursuant to the acquisition of Greenlight will be amortized on a straight line basis over their estimated useful lives as follows:

	Amount	Estimated
	$	useful life

Order backlog	541	1 year
Customer relationships	5,045	3 years
Computer software	1,886	2 years
Patentable technology	6,033	3 years

	13,505

12	Differences between Canadian and United States accounting principles and practices

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The reconciliation of net loss based on Canadian GAAP to conform to U.S. GAAP is as follows:

	Three months ended

	March 31	March 31
	2003	2002
	$	$

Net loss for the period based on Canadian GAAP	(2,435)	(5,040)
Stock based compensation (i)	(60)	(154)

Net loss and comprehensive loss for the period based on U.S. GAAP (ii)	(2,495)	(5,194)

Net loss per share based on U.S. GAAP
Basic and diluted	(0.05)	(0.11)

i. Stock-based compensation

Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date

HYDROGENICS CORPORATION

of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. At March 31, 2003, equity balances for deferred stock-based compensation and stock options outstanding are $125 and $3,365 respectively.

Had the company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation,” the expense for the three months ended March 31, 2003 would have been $347 (2002 – $577). Pro-forma loss for the three months ended March 31, 2003 would have been $2,782 (2002 – $5,617) or ($0.05) (2002 – $0.12) per share.

For the purposes of these disclosures stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.50% to 5.39%, expected life of four to ten years and expected volatility of between 77% and 113% and no dividends.

ii. Comprehensive loss

U.S. GAAP requires disclosure of comprehensive income which comprises net income (loss) and other comprehensive income. There were no items impacting the comprehensive loss during the period. Under Canadian GAAP, there is no standard for reporting comprehensive income.

HYDROGENICS CORPORATION